UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

May 10th, 2006

Bovespa: CPFE3 R$ 34.00 / share
NYSE: CPL US$ 49.40 / ADR (1 ADR = 3 shares)
Total Shares = 479.8 million
Market Value: R$ 16.3 billion
Closing price: 05/09/2006

Portuguese Conference Call with
Simultaneous Translation into English

Bilingual Q&A

Thursday, May 11, 2006
Time: 2:00 PM (SP), 1:00 PM (US-ET)

Portuguese: (11) 2101-1490
English: (1-973) 935-2403

Code: CPFL or 7285232
*Webcast: http://ri.cpfl.com.br

 CPFL ENERGIA ANNOUNCES 1Q06 NET INCOME OF R$ 306.5 MILLION

São Paulo, May 10th. , 2006 – CPFL Energia S.A. (Bovespa: CPFE3 e NYSE: CPL), announces today its results for the first quarter of 2006. Unless otherwise stated, the financial and operational results herein are presented on a consolidated basis in accordance to the Brazilian Corporate Law and all comparisons are with the 1Q05.

1Q06 HIGHLIGHTS
  Net income of R$ 306.5 million for the 1Q06, up by 85.0%.

  Gross revenues of R$ 2.789 billion, an increase of 11.6%.

  EBITDA(1) of R$ 654.2 million, a 29.1% improvement.

  Total energy sales (GWh) growth of 7.5% and free market sales growth of 65.9%.

  CPFL Piratininga debentures issue of R$ 400 million with a 5 year maturity at 104% of CDI.

  Conclusion of CPFL Piratininga’s crossed holdings unbundling process.

  Conclusion of the Barra Grande Hydro Plant, considering the start up of the last generator unit on May 1st. , 2006, representing an increase of 172.5 MW and average 95.2 MW to the Group´s capacity, showing an annual estimated revenue of R$ 102 million.

  Acquisition of 32.69% share of RGE by CPFL Energia, in May 2006.

(1) EBITDA is the sum of net income, taxes, financial result, depreciation/ amortization and private pension fund, plus adjustments related to the extraordinary item and non-recurring transactions.

PERFORMANCE OF ON SHARES / ADRs OVER 1Q06

In the first quarter of 2006, CPFL Energia’s ON shares appreciated by 9.5% on the Bovespa and its ADRs moved up 21.5% on the NYSE, outperforming the main comparative indexes, the DJIA and DJBR20.

CPFL Stocks x Main Comparative Indexes – 1Q06

BOVESPA		NYSE

	Var.%		Var.%

CPFE3	9.5	CPL	21.5
IBOV	13.4	DJIA	3.7
IEE	22.3	DJBR20	18.4

Sources: Broadcast/Economática
Obs: Variations income adjusted

Since 2005, CPFL Energia’s shares have been part of the reference indexes for Brazilian shares traded on the national and international markets, including the main indexes related to the best practices of differentiated corporate governance.

•	BOVESPA:

	•	ISE - Corporate Sustainability Index;

	•	IBrX - Brazil Index (IBX-100);

	•	IEE - Electric Power Index;

	•	ITAG – Share Index with Differentiated Tag-Along Rights;

	•	IGC – Differentiated Corporate Governance Share Index.

•	NYSE

	•	DJBr20 - Dow Jones Brazil Titans Index 20 ADR.

CORPORATE STRUCTURE

CPFL Energia is a holding company which depends directly on the results of its subsidiary companies, CPFL Paulista (100%)(1), CPFL Piratininga (100%)(1), CPFL Geração (100%) and CPFL Brasil (100%).

(1) In this document, we shall be analyzing the consolidated distribution business.

Changes in Shareholding Structure

•	Segregation of shareholding interests maintained by CPFL Paulista:

The Extraordinary Shareholders´ Meeting as of April 13, 2006, approved the implementation of the first stage of the corporate restructuring process, aimed at segregating the shareholding interests maintained by CPFL Paulista, as determined by Law nº 10,848/04.

This first stage involved reducing CPFL Paulista’s capital by assets worth R$ 413.3 million, which were then transferred to CPFL Energia. These assets comprised:

(i) all the shares of CPFL Piratininga, representing 100% of CPFL Piratininga’s capital stock, amounting to R$ 385.4 million;

(ii) all the shares of Companhia de Gás de São Paulo – COMGAS, equivalent to 3.08% of COMGAS’s capital stock, amounting to R$ 27.2 million; and

(iii) all the shares of Energias do Brasil S.A., representing 0.05% of Energias do Brasil’s capital stock, amounting to R$ 772.2 thousand.

As a result of this first stage reorganization, CPFL Piratininga became a direct subsidiary of CPFL Energia. The main benefits of the reorganization were: (i) the direct flow of dividends to the holding company; and (ii) the booking of the goodwill from the acquisition of CPFL Piratininga by CPFL Energia.

It is important to point out that this corporate restructuring was recorded in the accounts as of January 1st., 2006, based on the appraisal report drawn up by Deloitte Touche Tohmatsu, on the base date of December 31, 2005.

The next and final stage, involving the segregation of CPFL Paulista’s holdings in RGE, shall place by March, 2007, as determined by Law nº 10,848/04 and ANEEL Resolution nº 305/05.

•	Acquisition of 32.69% (1) share of RGE by CPFL Energia:

In May 10, 2006, CPFL Energia signed a purchase agreement with PSEG today for the direct acquisition of 100% of Ipê Energia Ltda., PSEG Brasil Ltda. and PSEG Trader S.A.

After the acquisition, the CPFL Group will own a total of 99.76% (1) of RGE and 99.95% of Sul Geradora. The company already owns 67.07% (1) of RGE and 67.20% of Sul Geradora through two of its subsidiaries, CPFL Paulista and CPFL Brasil. Through its acquisition of Ipê Energia Ltda., CPFL Energia will acquire a 32.69% (1) share of RGE and a 32.75% share of Sul Geradora.

The transaction is still pending regulatory authorities approval. More details can be found in the Press Release published in this date.

1 Not including shares held in treasury.

DIVIDENDS AND INTEREST ON CAPITAL

The CPFL Energia policy on dividend payment stipulates that a minimum of 50% of adjusted net income be distributed on a half-yearly basis.

Total dividends for 2005 amounted to R$ 899.1 million. In April, 2006, the Company paid out R$ 498.5 million relative to the second half of 2005. The remaining R$ 400.6 million, relative to the first half of 2005, was paid in September, 2005.

Dividend payments over the last two years have involved 95% of adjusted net income, well above the stipulated 50% minimum. In absolute terms, pay-outs exceeded the minimum by R$ 551.4 million.

(1) Consider half-year dividend compared to the average share quotation at the close of the half-year – sum of first and second halves.

MAIN ECONOMIC AND FINANCIAL DATA - BY BUSINESS SEGMENT AND CONSOLIDATED

Comparison 1Q05 vs. 1Q06

ECONOMIC-FINANCIAL DATA	DISTRIBUTION			COMMERCIALIZATION			GENERATION			CPFL ENERGIA

R$ thousands	1Q06	1Q05	Var.%	1Q06	1Q05	Var.%	1Q06	1Q05	Var.%	1Q06	1Q05	Var.%

Gross Revenues	2,561,311	2,321,582	10.3	449,958	296,292	51.9	107,692	100,917	6.7	2,789,378	2,500,466	11.6
Net Revenues	1,824,380	1,635,492	11.5	390,369	256,265	52.3	127,548	91,284	39.7	2,044,507	1,784,911	14.5
EBIT	380,978	287,561	32.5	100,211	57,258	75.0	100,437	74,051	35.6	578,566	417,383	38.6
EBITDA	446,387	376,313	18.6	100,247	57,280	75.0	110,666	81,657	35.5	654,240	506,889	29.1
Net Income	203,173	121,538	67.2	68,350	38,878	75.8	44,963	24,158	86.1	306,488	165,646	85.0
Total Assets	9,100,610	8,772,763	3.7	316,360	216,385	46.2	2,909,496	2,586,256	12.5	14,074,935	12,878,569	9.3
Shareholders' Equity	2,072,505	1,935,467	7.1	68,898	38,882	77.2	1,151,291	1,068,559	7.7	5,102,560	4,261,628	19.7

ENERGY MARKET

The energy sold by CPFL group through the distribution and commercialization segments to end-customers totaled 9,962 GWh for the 1Q06, representing increase of 7.5% .

The highlights were the residential and commercial segments, which recorded respective growth of 4.9% and 8.3%, owing to improvements in employment levels and earning power and to higher seasonal temperatures.

Energy Sales Evolution

CPFL ENERGIA CONSOLIDATED - GWh (*)	1Q06	1Q05	Var.%

Residential	2,269	2,163	4.9
Industrial	3,906	4,058	(3.7)
Commercial	1,452	1,341	8.3
Rural	409	406	0.7
Others	831	805	3.2
Bi-lateral Contracts	1,095	490	123.5

TOTAL	9,962	9,263	7.5

(*) Excludes transactions between group companies, CCEE and generation sales

Owing to the evolution of verified sales over the period, the customer mix of the consolidated group was subjected to alterations, including the decrease in the participation of the industrial class from 46.3%, in 1Q05, to 44.1% in 1Q06, resulting in the increase of the other classes.

It is worth noting that 1Q06 demand in CPFL distributors’ concession area increased by 4.1% year-on-year. CPFL Brasil played an important role in energy sales, particularly in those to the free market, which totaled 2,419 GWh for the 1Q06, growth of 65.9% .

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Revenues

Gross operating revenues for the 1Q06 totaled R$ 2.8 billion, 11.6% up on the first quarter of 2005.

The main contributing factors for this growth at CPFL Energia and its subsidiaries were:

i.	The increase in consolidated energy sales by the group of 7.5% in 1Q06;

ii.	Tariff readjustments and revisions by the distributors CPFL Paulista and RGE, in April 2005, and CPFL Piratininga, in October 2005, of 17.74%, 21.93% and 1.54% (1), respectively;

iii.	The increase of 61.5% in TUSD revenues in 1Q06, corresponding to a revenue increase of R$ 58.6 million.

(1) Already excluding PIS/COFINS.

Cost of Energy Service

The cost of electric energy service which is comprised of cost of purchased energy and overheads for the use of the system, totaled R$ 934.2 million in the 1Q06, down by 0.6% .

The main variations for the 1Q06 are listed bellow:

•	The cost of purchased energy totaled R$ 748.9 million in the 1Q06, up by 2.1% .
This increase is mainly due to the impact of the 6.4% increase in purchased energy volume which was partially compensated by the following factors:

	i.	a reduction of R$ 17.2 million in the cost of purchased energy from Itaipu, chiefly due to the period devaluation of the dollar;

	ii.	a reduction of R$ 42.1 million originated from the deferral and amortization of the CVA in the annual tariff readjustments;

	iii.	a reduction of R$ 30.7 million from the alteration in the PIS/COFINS tax rates of the generators due to the application of Law 11,196/2005, which stipulated that the increase in these rates in the initial contracts would be returned to customers.

•	Overheads for the use of the transmission and distribution system fell by 10.1% to R$ 185.4 million in 1Q06. This decline, which began in the 3Q05, was primarily due to the change in the charging methodology for the use and connection to the basic grid, as determined by ANEEL.

Costs and Operating Expenses

Cost and operating expenses totaled R$ 531.7 million for the 1Q06, 24.3% up year-on-year. The main contributing factors to these variations can be examined in the table below:

OPERATING COSTS/EXPENSES - R$ thousands	1Q06	1Q05	Var.%

Manageable Costs	235,103	186,211	26.3

Private Pension Fund	(1,838)	22,408	(108.2)

Depreciation and Amortization	76,534	74,347	2.9

Incorporated Goodwill Amortization	2,519	2,037	23.7

Subsidies CCC/CDE	202,154	137,181	47.4

Free Energy Losses	339	-	-

Efficient Energy and R&D Programs	16,898	5,550	204.5

TOTAL	531,709	427,734	24.3

•	Manageable costs – Personnel, Material, Outsourced Services and Others.

Manageable costs stood at R$ 235.1 million for the 1Q06, 26.3% more than in the first three months of 2005 despite the continuity of the cost control program, management of expenses and harnessing of operational synergies within the group companies. The increase was due to the following factors:

i.	Personnel: increase of 42.5% mainly due to the additional expenses of R$ 16.6 million generated by the Voluntary Redundancy Program registered in February 2006 and indeed by the pay rise in June 2005.

ii.	Outsourced Services: increase of 28.2%, from additional expenditure related to information technology, recovery of credit and asset maintenance.

MANAGEABLE COSTS - R$ thousands	1Q06	1Q05	Var.%

Personnel	107,557	75,483	42.5
Material	11,407	9,356	21.9
Outsourced Services	69,157	53,961	28.2
Others (*)	46,982	47,411	(0.9)

TOTAL	235,103	186,211	26.3

(*) Excludes the effects of the Energy Efficiency and R&D programs, and free energy losses as registered in 1Q06.

• Private Pension Fund

Total expenses from the private pension fund, i.e., operating costs and expenses plus the extraordinary item, totaled R$ 10.5 million for the 1Q06, 69.8% down on the 1Q05.

The fund’s operating costs and expenses dropped by 108.0%, recording a credit of R$ 1.8 million for the 1Q06, reflecting changes in actuarial calculations due to the increase in the expected rate of return on the fund’s assets, which occurred as of the first quarter of 2006. This is shown in the table below.

EXPECTED RATE OF RETURN (% p.a.)	2005	2006

CPFL Paulista	12.72	16.97
CPFL Piratininga	12.82	17.22
CPFL Geração	12.73	16.97

PRIVATE PENSION FUND COSTS / EXPENSES - R$ thousands	1Q06	1Q05	Var.%

Operational Costs	(1,779)	22,213	(108.0)
General and Administrative Expenses	(59)	195	(130.3)
Extraordinary Item Net of Tax Effects	8,139	8,160	(0.3)
Taxation on Extraordinary Item (CVM Instruction nº 371/2000)	4,182	4,163	0.5

TOTAL	10,483	34,731	(69.8)

• CCC and CDE Subsidies

CCC and CDE subsidies amounted to R$ 202.2 million for the 1Q06, 47.4% up year-on-year chiefly due to contribution adjustments.

These costs are determined by the regulatory body ANEEL and their impact is neutralized on the balance sheets due to the CVA registry mechanism which compensates the shortfall in the subsequent tariff readjustment.

• Free Energy Losses

Operating expenses of R$ 339.0 thousand were recorded in the 1Q06 due to provisions for losses from the realization of free energy assets by RGE.

• Energy Efficiency Program and R&D

Due to changes in the accounting criteria for the Energy Efficiency Program and R&D, caused by the application of ANEEL Resolution nº 176 of December 15th, 2005, as from 4Q05 these registries will now be accounted for in the act of billing and not at implementation, generating additional expenses of R$ 11.3 million in the 1Q06, a year-on-year increase of 204.5% .

Income from Electric Energy Service

The results for income from electric energy service totaled R$ 578.6 million for the 1Q06, 38.6% up year-on-year due to higher revenues and the impact of the alteration in the PIS/COFINS tax rates, determined by Law nº 11,196/2005, as well as reduced expenses from the private pension fund.

EBITDA

Consolidated EBITDA totaled R$ 654.2 million for the 1Q06, 29.1% more than in the first three months of 2005, primarily due to the 11.6% increase in revenues.

EBITDA is the calculation made from the sum of net income, taxes, net financial result of interest on capital, depreciation, amortization, private pension fund and other adjustments relating to extraordinary items and non-recurring transactions when applicable.

EBITDA - R$ thousands	1Q06	1Q05	Var.%

Net Income	306,488	165,646	85.0
+ Income and Social Contribution Taxes	180,410	114,900	57.0
+ Depreciation and Amortization	79,053	76,384	3.5
+ Private Pension Fund	(1,838)	22,408	(108.2)
+ Net Financial Expenses from Revenues	81,988	119,391	(31.3)
+ Extraordinary Item (CVM Instruction nº 371/2000)	8,139	8,160	(0.3)

TOTAL	654,240	506,889	29.1

Financial Result

The financial result, composed of a net financial expense of R$ 82.0 million in the 1Q06, presented a reduction of 31.3% due to the following factors:

i.	An 8.4% year-on-year reduction in financial expenses for the 1Q06, in turn caused by the reduction in the nominal cost of debt, which fell from 15.6%, in the 1Q05, to 13.8% in the 1Q06, given that debt itself remained virtually flat;

ii.	A 13.2% increase in financial revenues for the 1Q06 due to the 25.7% increase of the operational generation of available cash.

Net Income

The net income for the 1Q06 of R$ 306.5 million, represented 85.0% up year-on-year. The increase was a direct consequence of the increase in EBITDA and the improved financial result.

INDEBTEDNESS

The CPFL Energia’s debt totaled R$ 5.0 billion for the 1Q06, reduction of 1.2% compared to the same period of the previous year.

It is worth noting the improvement in the debt’s profile. Measures initiated in 2004 allowed CPFL to increase its debt harnessed to the IGP and TJLP (representing 67% of the total debt for the 1Q06). This change in debt profile coupled to the reduction of the main indicators generated a cost of debt reduction from 15.6% p.a. to 13.8% p.a.. In addition, in January 2006, Standard & Poors raised the CPFL group companies credit rating to BrA+.

(1) Excluding RTE

In December 2004, BNDES approved the inclusion of CPFL Paulista and CPFL Piratininga in the FINEM (program of expansion and modernization of the electric system), resulting in credits of R$ 241 million and R$ 89 million, respectively, both indexed to the TJLP (long-term interest rate) on 6 year terms. In 2005, CPFL Paulista obtained R$ 139 million and CPFL Piratininga, R$ 66 million, followed by R$ 34.9 million and R$ 13.3 million, respectively, in the first quarter of 2006. The remaining balance will be freed throughout 2006.

In February 2006, the R$ 400 million subordinated debentures issue was fully subscribed. The debentures are five-year maturity and will yield 104% of CDI. In the bookbuilding process, demand exceeded R$ 1 billion.

LOANS AND FINANCINGS - 1Q06 (R$ thousands)

	PRINCIPAL
	CHARGES	SHORT TERM	LONG TERM	TOTAL

LOCAL CURRENCY
BNDES - Repowering	92	3,721	13,781	17,594
BNDES - Investment	7,249	96,113	1,041,468	1,144,830
BNDES - RTE, Tranche "A" and Free Energy	1,521	268,300	332,406	602,227
BNDES - CVA Resolution 116	372	47,730	-	48,102
FIDC	27,993	57,884		85,877
BRDE	-		-	-
Furnas Centrais Elétricas S.A.	-	-	104,993	104,993
Financial Institutions	2,664	11,956	214,971	229,591
Others	438	32,628	16,251	49,317
Subtotal	40,329	518,332	1,723,870	2,282,531

FOREIGN CURRENCY
Floating Rate Notes	4,506	156,413	-	160,919
Trade Finance	-	-	-	-
IDB	645	-	63,507	64,152
Financial Institutions	3,214	56,649	81,013	140,876
Subtotal	8,365	213,062	144,520	365,947

DEBENTURES
CPFL Paulista	109,807	150,710	993,190	1,253,707
CPFL Piratininga	16,544	-	400,000	416,544
RGE	13,655	379	154,258	168,292
SEMESA	15,663	122,540	362,675	500,878
BAESA	-	1,506	56,368	57,874
Subtotal	155,669	275,135	1,966,491	2,397,295

TOTAL	204,363	1,006,529	3,834,881	5,045,773

As in previous periods, the improvement in the debt’s profile was mainly due to the change in the composition of the indexing units over the last 12 months, in particular the increase in the portion indexed to the TJLP following the release of funds from FINEM and financings obtained for power plant construction.

The adjusted net debt, calculated as total debt (loans and financings plus derivatives and private pension fund costs) excluding regulatory assets/CVA and available cash flow, showed a decrease of 7.8% in 2005 reaching R$ 3.4 billion. The net debt/EBITDA ratio stood at 1.5x at the close of the 1Q06, versus 2.1x at the end of the 1Q05.

R$ thousands	1Q06	1Q05	Var.%

Total Debt (1)	(6,011,827)	(6,082,072)	1.2
+ Regulatory Assets and Liabilities	1,278,319	1,415,268	10.7
+ Available Funds	1,301,951	967,898	(25.7)

= ADJUSTED NET DEBT	(3,431,557)	(3,698,906)	7.8

(1) Financial Debt + Derivatives + Private Pension Fund (Fundação CESP)

CAPEX

In 1Q06, expansion and maintenance investments totaled R$ 143.4 million, of which R$ 98.7 million went to distribution, R$ 658.0 thousand to commercialization and R$ 44.1 million to generation.

The main investments made by CPFL Energia over the last years have been concentrated on the following items:

  Distribution Segment: Expansion of the system to meet growing consumer demand. In the 1Q06, 50,135 new connections were added. Investments have also been made in system maintenance and improvements, operational infrastructure, operational support systems and the R&D program.

  Commercialization Segment: The Improvement of management systems and risk portfolio;

  Generation Segment: Conclusion of the Barra Grande Hydro Plant and investments in the ongoing construction - CERAN Complex and the Campos Novos Hydro Plant, as well as repowering of the Gavião Peixoto PCH.

PERFORMANCE OF BUSINESSES UNITS

Distribution Segment

Gross Revenues

Gross operating revenues totaled R$ 2.6 billion in the 1Q06, 10.3% up year-on-year, mostly fueled by the distributor tariff adjustments and revisions - CPFL Paulista and RGE in April 2005 and CPFL Piratininga in October 2005, amounting to 17.74%, 21.93% and 1.54% (1) respectively, plus the 62.0% year-on-year upturn in revenues from the use of the electricity network (TUSD).

(1) Already excluding PIS/COFINS.

Moreover, reduced commercial losses by distributors, mainly CPFL Paulista and CPFL Piratininga, which evolved from 2.81% and 1.99% to 2.61% and 1.80%, respectively, contributed to additional revenues of R$ 33.5 million(1) in the 1Q06.

In fact, the revenue increase would have been even higher but for the migration of some captive customers to the free market, which led to a 15.6% year-on-year decline in industrial sales volume, reducing the 1Q06 total by 3.4% .

(1) Considering 100% of RGE

Sales Comparison

DISTRIBUTION SEGMENT - GWh	1Q06	1Q05	Var.%

Residential	2,269	2,163	4.9
Industrial	2,555	3,026	(15.6)
Commercial	1,441	1,336	7.9
Rural	409	406	0.7
Others	811	790	2.7
Other Concessionaires and Licensees	58	84	(31.0)

TOTAL	7,543	7,805	(3.4)

Owing to the evolution of verified sales over the period, the customer mix of the consolidated group was subjected to alterations, including in the decrease in the participation of the industrial class from 39.2%, in the first three months of 2005, to 34.1% in 1Q06, in compensation there was an increase in the other classes.

The impact of the migration of captive customers to the free market was partially offset by the 62.0% year-on-year increase in TUSD revenues to R$ 154.4 million in 1Q06.

The energy consumed by free customers in the distributors’ concession area totaled 2,181 GWh for the 1Q06, up by 40.0% year-on-year.

TUSD(1) – Sales Comparison

DISTRIBUTION SEGMENT - GWh	1Q06	1Q05	Var.%

Residential	-	-	-
Industrial	2,129	1,522	39.9
Commercial	31	21	51.0
Rural	-	-	-
Others	21	15	38.7

TOTAL	2,181	1,558	40.0

(1) With calendar adjustment

Considering the consolidated sales(1) in the group distributor´s concession area (captive customers + free customers), the increase in sales would be 4.1% in the 1Q06.

• Annual Tariff Readjustments – CPFL Paulista and RGE

In April 2006, ANEEL authorized tariff increases of 10.83% and 10.19%, respectively, for CPFL Paulista and RGE.

The total tariff readjustment is composed of the “pure IRT” (adjustment index), which includes the cost variations of Parcel A and Parcel B, in turn reflecting the accumulated variation in the IGP-M general market price index from April 2005 to March 2006, adjusted by Factor X. This index also includes all the financial effects, mainly composed of the CVA.

In addition to the revenues increase of 7.12% and 5.07% on CPFL Paulista and RGE, respectively, it is worth noting the alteration in the generators’ PIS/ COFINS tax rates. This alteration generated liabilities of R$ 32.9 million for CPFL Paulista and R$ 3.6 million for RGE, which will be returned to the concessionaires over the next 12 months.

EBITDA

EBITDA for the distribution segment totaled R$ 446.4 million for the 1Q06, an 18.6% year-on-year improvement. The main reasons for the upturn were the increase in revenues, primarily from the distributors´ tariff readjustments and revisions, and the reduction in expenses from the private pension fund.

Net Income

Consolidated net income from the distribution segment stood at R$ 203.2 million for the 1Q06, 67.2% more than in the first quarter of 2005.

Main Economic and Financial Data for Distribution Companies

ECONOMIC-FINANCIAL DATA (*)	CPFL PAULISTA			CPFL PIRATININGA			RGE

R$ (thousands)	1Q06	1Q05	Var.%	1Q06	1Q05	Var. %	1Q06	1Q05	Var.%

Gross Revnues	1,471,004	1,331,191	10.5	708,756	659,756	7.4	570,027	492,981	15.6
EBITDA	270,382	215,873	25.3	124,390	113,827	9.3	79,065	73,058	8.2
Net Income	141,806	121,538	16.7	63,721	53,026	20.2	26,919	18,361	46.6

(*) Considering 100% of RGE

Commercialization Segment

Gross Revenues

CPFL Brasil posted 1Q06 gross revenues of R$ 450.0 million, 51.9% up year-on-year, mostly fueled by higher energy sales to free customers and other concessionaires.

The company performed exceptionally well on the free market, achieving a 28% market share for the 1Q06.

CPFL Brasil – Comparison of Sales to End-Customers

COMMERCIALIZATION SEGMENT - GWh	1Q06	1Q05	Var.%

Residential	-	-	-
Industrial (1)	2,301	1,376	67.2
Commercial	11	5	125.5
Rural	-	-	-
Others (2)	107	77	38.4

TOTAL	2,419	1,458	65.9

(1) Includes bi-lateral contracts.
(2) Excludes transactions between group’s companies (consolidation accounting criteria) and CCEE.

EBITDA

CPFL Brasil’s EBITDA totaled R$ 100.2 million for the 1Q06, 75.0% more than in the first quarter of 2005, mainly thanks to growth in energy sales and overall services.

Net Income

CPFL Brasil recorded 1Q06 net income of R$ 68.3 million, a 75.8% year-on-year improvement.

Generation Segment

Gross Revenues

CPFL Geração obtained gross revenues of R$ 107.7 million, 6.7% up on the 1Q05. The increase was due to the following factors:

i. The operational start-up of the Barra Grande Hydro Plant and the CPFL Sul PCHs, adding 166 GWh and consequent revenues of R$ 16.5 million for the 1Q06;

ii. The 11.12% contract readjustment of CPFL Centrais Elétricas, in April 2005, and the migration of the initial contracts with increase of its average prices;

iii. Alteration in Semesa´s and CPFL Centrais Elétricas´ PIS/COFINS tax rates, resulting in a R$ 17.4 million reduction.

EBITDA

CPFL Geração posted 1Q06 EBITDA of R$ 110.7 million, 35.5% up year-on-year mainly due to the following factors:

i. the 6.7% increase in gross revenues;
ii. Alteration in the PIS/COFINS tax rates, generating a R$ 11.9 million EBITDA net effect, considering R$ 31.0 million of this total amount as operating revenues deductions and R$ 1.7 million as operating expenses.

Net Income

Generation segment net income stood at R$ 45.0 million in the 1Q06, 86.1% more than in the first three months of 2005.

Generation Project Schedule

To give continuity to developments since December 2004, considering the start up of commercial operations of the Monte Claro Hydro Plant, the first of the three CERAN Complex plants, the following events highlight the progress in relation to the schedule of the projects:

i. The first generating unit of the Barra Grande Hydro Plant began commercial operations on November 1st, 2005, the second on February, 2006 and the third and last on May 1st, 2006.

ii. The filling of the Campos Novos Hydro Plant reservoir began in October, 2005, reaching the current level of 641.0 meters. The start-up of commercial operations of the first turbine, which was scheduled for the first half of 2006, may be concluded by July 2006. This delay occurred due to a leakage in one of the three interspaces of the Rerouting Tunnel nº 2, which is already being repaired through the positioning of rocks and bags of concrete. It is important to stress out that Enercan has insurances that cover the repair works.

iii. The first unit of the Castro Alves Hydro Plant is scheduled to begin commercial operations in 2007, representing 63% of assured power, and the first unit of the 14 de Julho Hydro Plant in 2008, representing 93% of assured power, both belonging to the CERAN Complex;

iv. Construction of the Foz do Chapecó Hydro Plant is scheduled to begin in the fourth quarter of 2006 and start-up of commercial operations estimated for 2010.

The start-up of Barra Grande and Campos Novos will increase CPFL Geração’s installed capacity by 65% between 2005 and the first half of 2006 and by a further 33% through 2010.

Investor Relations:

José Antônio de Almeida Filippo – IRO
Vitor Fagá de Almeida – IRM	E-mail:	Tel.: (55 19) 3756-6083
Alessandra Munhoz Andretta – Coordinator	ri@cpfl.com.br
Silvia Emanoele P. de Paula – Coordinator
Adriana M. Sarinho Ribeiro		Fax: (55 19) 3756-6089
Juan Diego Melcón
Juliene Corrêa Rodrigues
Luis Fernando Castro de Abreu
Thiago Piffer

ri.cpfl.com.br

CPFL Energia is the largest private group in the Brazilian electricity sector, operating in the distribution, commercialization and generation segments. It is also the only private company in Brazil’s electricity sector whose shares are on the Bovespa’s Novo Mercado and as Level III ADRs on the NYSE. The company’s strategy is focused on improving operational efficiency and generating synergy-driven growth, underpinned by financial discipline, sustainability, social responsibility and differentiated corporate government practices.

CPFL Energia S.A.
Balance Sheets as of March 31, 2006 and December 31, 2005
(in thousands of Brazilian Reais)

	Parent Company		Consolidated

ASSETS	1Q06	2005	1Q06	2005

CURRENT ASSETS
Cash and Banks	342,308	249,452	1,301,951	1,029,241
Consumers, Concessionaires and Licensees	-	-	1,860,232	1,803,072
Dividends and Interest on Equity	437,082	515,494	-	-
Other Receivables	-	-	38,067	62,141
Financial Investments	24,052	22,923	39,318	22,923
Recoverable Taxes	43,786	60,369	161,481	188,772
Allowance for Doubtful Accounts	-	-	(56,646)	(54,361)
Materials and Supplies	-	-	9,694	9,203
Deferred Tariff Costs Variations	-	-	547,190	486,384
Prepaid Expenses	-	-	54,875	58,014
Derivative Contracts	2,627	1,124	2,627	3,644
Other Credits	400	400	138,231	161,258

	850,255	849,762	4,097,020	3,770,291

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees	-	-	340,051	416,268
Other Receivables	-	-	67,398	84,812
Escrow Deposits	-	-	206,200	224,100
Financial Investments	107,153	107,681	108,003	108,531
Recoverable Taxes	2,787	2,787	90,000	77,324
Deferred Taxes	70,858	72,000	1,093,749	1,118,441
Deferred Tariff Costs Variations	-	-	508,344	510,277
Prepaid Expenses	-	-	29,491	38,187
Other Credits	-	-	167,585	167,235

	180,798	182,468	2,610,821	2,745,175

PERMANENT ASSETS
Investments	4,595,748	4,298,189	3,055,097	3,095,162
Property,Plant and Equipment	137	137	4,921,049	4,841,766
Special Obligation linked to the Concession	-	-	(651,092)	(640,997)
Deferred Charges	1,404	204	42,040	40,045

	4,597,289	4,298,530	7,367,094	7,335,976

TOTAL ASSETS	5,628,342	5,330,760	14,074,935	13,851,442

CPFL Energia S.A.
Balance Sheets as of March 31, 2006 and December 31, 2005
(in thousands of Brazilian Reais)

	Parent Company		Consolidated

LIABILITIES	1Q06	2005	1Q06	2005

CURRENT LIABILITIES
Suppliers	1,761	1,908	713,547	782,233
Payroll	5	-	4,756	1,932
Accrued Interest on Debts	-	-	48,694	47,931
Accrued Interest on Debentures	-	-	155,669	94,948
Loans and Financing	-	-	731,394	1,198,015
Debentures	-	-	275,135	273,492
Employee Pension Plans	-	-	90,116	121,048
Regulatory Charges	-	-	85,459	30,945
Taxes and Social Contributions Payable	1,035	16,625	443,865	474,960
Employee Profit Sharing	-	-	16,630	6,768
Dividends and Interest on Equity	482,198	482,211	488,894	489,263

Due to Related Parties	-	-	-	54
Accrued Liabilities	8	8	26,390	29,490
Deferred Tariff Gains Variations	-	-	279,588	262,764
Derivative Contracts	31,358	-	68,750	39,928
Other Accounts Payable	884	63	285,781	285,511

	517,249	500,815	3,714,668	4,139,282

LONG-TERM LIABILITIES
Suppliers	-	-	151,117	201,982
Loans and Financing	-	-	1,868,390	1,807,465
Debentures	-	-	1,966,491	1,556,599
Employee Pension Plans	-	-	804,151	793,343
Taxes and Social Contributions Payable	-	-	26,538	31,110
Reserve for Contingencies	8,533	8,533	324,364	376,510
Deferred Tariff Gains Variations	-	-	11,438	11,976
Derivative Contracts	-	25,364	3,037	29,635
Other Accounts Payable	-	-	102,181	107,492

	8,533	33,897	5,257,707	4,916,112
SHAREHOLDERS' EQUITY
Capital	4,734,790	4,734,790	4,734,790	4,734,790
Treasury Shares	-	(8)	-	(8)
Capital Reserves	16	-	16	-
Profit Reserves	61,266	61,266	61,266	61,266
Retained Earnings	306,488	-	306,488	-

	5,102,560	4,796,048	5,102,560	4,796,048

TOTAL LIABILITIES	5,628,342	5,330,760	14,074,935	13,851,442

CPFL Energia S.A.
Income Statements for the Years ended March 31, 2006 and 2005
(In thousands of Brazilian Reais)

	Consolidated

	1Q06	1Q05	Var.%

OPERATING REVENUES
Electricity Sales to Final Consumers	2,489,073	2,270,094	9.6
Electricity Sales to Distributors	116,095	104,374	11.2
Other Operating Revenues	184,210	125,998	46.2

	2,789,378	2,500,466	11.6

DEDUCTIONS FROM OPERATING REVENUES	(744,871)	(715,555)	4.1

NET OPERATING REVENUES	2,044,507	1,784,911	14.5

COST OF ELECTRIC ENERGY SERVICES
Cost of Electric Energy
Electricity Purchased for Resale	(748,863)	(733,616)	2.1
Electricity Network Usage Charges	(185,369)	(206,178)	(10.1)

	(934,232)	(939,794)	(0.6)
Operating Costs/Expenses
Personnel	(107,557)	(75,483)	42.5
Employee Pension Plans	1,838	(22,408)	(108.2)
Material	(11,407)	(9,356)	21.9
Outsourced Services	(69,157)	(53,961)	28.2
Depreciation and Amortization	(76,534)	(74,347)	2.9
Merged Goodwill Amortization	(2,519)	(2,037)	23.7
Fuel Consumption Account - CCC	(120,707)	(76,663)	57.5
Energy Development Account - CDE	(81,447)	(60,518)	34.6
Others	(64,219)	(52,961)	21.3

	(531,709)	(427,734)	24.3

INCOME FROM ELECTRIC ENERGY SERVICE	578,566	417,383	38.6

FINANCIAL INCOME (EXPENSE)
Financial Income	144,207	127,447	13.2
Financial Expense	(226,195)	(246,838)	(8.4)

	(81,988)	(119,391)	(31.3)

OPERATING INCOME	496,578	297,992	66.6

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	859	377	127.9
Nonoperating Expense	(2,400)	(1,416)	69.5

	(1,541)	(1,039)	48.3

INCOME BEFORE TAXES ON INCOME AND
EXTRAORDINARY ITEM	495,037	296,953	66.7

Social Contribution	(47,274)	(30,519)	54.9
Income Tax	(133,136)	(84,381)	57.8

INCOME BEFORE EXTRAORDINARY ITEM AND
NON-CONTROLLING SHAREHOLDERS' INTEREST	314,627	182,053	72.8

Extraordinary Item net of Tax Effects	(8,139)	(8,160)	(0.3)

INCOME BEFORE NON-CONTROLLING
SHAREHOLDERS' INTEREST	306,488	173,893	76.3

Non-controlling shareholders' interest	-	(8,247)	-

NET INCOME	306,488	165,646	85.0

DISTRIBUTION-CONSOLIDATED*
Income Statement for the Quarters ended on March 31, 2006 and 2005
(In Thousands of Brazilian Reais)

* 67.07% interest in RGE

	Consolidated

	1Q06	1Q05	Var. %

GROSS REVENUES	2,561,311	2,321,582	10.33
Electricity Sales	2,380,478	2,192,626	8.57
Electricity Supplies	1,221	5,874	(79.21)
Other Revenues	179,612	123,082	45.93
DEDUCTIONS FROM OPERATING REVENUES	(736,931)	(686,090)	7.41
NET OPERATING REVENUES	1,824,380	1,635,492	11.55
COST OF ELETRIC ENERGY	(945,688)	(943,009)	0.28
Electricity Purchased for Resale	(761,814)	(740,259)	2.91
Electricity Network Usage Charge	(183,874)	(202,750)	(9.31)
GROSS INCOME	878,692	692,483	26.89
OPERATING COSTS/ EXPENSES	(497,714)	(404,922)	22.92
Personnel	(99,802)	(70,747)	41.07
Private Pension Fund	1,791	(22,115)	(108.10)
Materials	(10,263)	(8,878)	15.60
Others	(58,003)	(47,558)	21.96
Depreciation and Amortization	(66,222)	(67,012)	(1.18)
Merged Goodwill Amortization	(2,519)	(2,037)	23.66
Fuel Consumption Account - CCC	(120,707)	(76,663)	57.45
Energy Development Account - CDE	(81,447)	(60,518)	34.58
Others	(60,542)	(49,394)	22.57
INCOME FROM ELETRIC ENERGY SERVICE	380,978	287,561	32.49
FINANCIAL INCOME (EXPENSE)	(52,191)	(77,776)	(32.90)
Financial Income	107,937	113,270	(4.71)
Financial Expense	(160,128)	(191,046)	(16.18)
EQUITY INCOME	-	-	-
OPERATING INCOME	328,787	209,785	56.73
NON-OPERATING INCOME	(1,541)	(1,039)	48.32
Income	859	377	127.85
Expense	(2,400)	(1,416)	69.49

INCOME BEFORE TAXES ON INCOME AND
EXTRAORDINARY ITEM	327,246	208,746	56.77
Social Contribution	(30,569)	(20,675)	47.85
Income Tax	(85,426)	(57,082)	49.65
INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS´ INTEREST	211,251	130,989	61.27
Extraordinary Item Net of Taxes	(8,078)	(8,078)	-
INCOME BEFORE NON-CONTROLLING SHAREHOLDERS´
INTEREST	203,173	122,911	65.30
Minority Interests	-	(1,373)	(100.00)
Reversal of Interest on Equity	-	-	-
NET INCOME	203,173	121,538	67.17

CPFL Geração de Energia S.A.
Income Statement for the Quarters ended on March 31, 2006 and 2005
(In Thousands of Brazilian Reais)

	Consolidated

	1Q06	1Q05	Var. %

GROSS REVENUES	107,692	100,917	6.7
Electricity Sales	55	-	-
Electricity Supplies	106,189	100,013	6.2
Other Revenues	1,448	904	60.2
DEDUCTIONS FROM OPERATING REVENUES	19,856	(9,633)	(306.1)
NET OPERATING REVENUES	127,548	91,284	39.7
COST OF ELETRIC ENERFY	(3,328)	(1,646)	102.2
Electricity Purchased for Resale	(1,353)	(1,230)	10.0
Electricity Network Usage Charge	(1,975)	(416)	374.8
OPERATING COSTS/ EXPENSES	(23,783)	(15,587)	52.6
Personnel	(5,026)	(3,223)	55.9
Private Pension Fund	47	(293)	(116.0)
Materials	(393)	(151)	160.3
Outsourced Services	(5,750)	(3,156)	82.2
Depreciation and Amortization	(10,276)	(7,313)	40.5
Others	(2,385)	(1,451)	64.4
INCOME FROM ELETRIC ENERGY SERVICE	100,437	74,051	35.6
FINANCIAL INCOME (EXPENSE)	(29,375)	(33,132)	(11.3)
Financial Income	10,473	2,171	382.4
Financial Expense	(39,848)	(35,303)	12.9
OPERATING INCOME	71,062	40,919	73.7
INCOME BEFORE TAXES ON INCOME AND
EXTRAORDINARY ITEM	71,062	40,919	73.7
Social Contribution	(6,868)	(4,425)	55.2
Income Tax	(19,170)	(12,254)	56.4
INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS´ INTEREST	45,024	24,240	85.7
Extraordinary Item Net of Taxes	(61)	(82)	(25.6)
NET INCOME	44,963	24,158	86.1

CPFL Comercialização Brasil S.A.
Income Statement for the Quarters ended on March 31, 2006 and 2005
(In Thousands of Brazilian Reais)

	Consolidated

	1Q06	1Q05	Var. %

GROSS REVENUE	449,958	296,292	51.9
Electricity Sales	108,540	77,468	40.1
Electricity Supplies	337,437	216,812	55.6
Other Revenues	3,981	2,012	97.9
DEDUCTIONS FROM OPERATING REVENUES	(59,589)	(40,027)	48.9
NET OPERATING REVENUES	390,369	256,265	52.3
COST OF ELETRIC ENERGY	(282,688)	(193,269)	46.3
Electricity Purchased for Resale	(282,688)	(192,861)	46.6
Electricity Network Usage Charge	-	(408)	(100.0)
OPERATING COSTS/ EXPENSES	(7,470)	(5,738)	30.2
Personnel	(2,534)	(1,464)	73.1
Materials	(744)	(323)	130.3
Outsourced Services	(3,335)	(2,480)	34.5
Depreciation and Amortization	(36)	(22)	63.6
Others	(821)	(1,449)	(43.3)
INCOME FROM ELETRIC ENERGY SERVICE	100,211	57,258	75.0
FINANCIAL INCOME (EXPENSE)	2,714	1,661	63.4
Financial Income	5,180	2,830	83.0
Financial Expense	(2,466)	(1,169)	110.9
Interests on own capital	-	-	-
EQUITY INCOME	-	-	-
OPERATING INCOME	102,925	58,919	74.7
NONOPERATING INCOME (EXPENSE)	-	-	-
Nonoperating Income	-	-	-
Nonoperating Expense	-	-	-
INCOME BEFORE TAXES ON INCOME AND
EXTRAORDINARY ITEM	102,925	58,919	74.7
Social Contribution	(9,166)	(5,306)	72.7
Income Tax	(25,409)	(14,735)	72.4
INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS´ INTEREST	68,350	38,878	75.8
Extraordinary Item Net of Taxes	-	-	-
Reversal of Interest on Equity	-	-	-
NET INCOME	68,350	38,878	75.8

This report contains forward-looking information. Such information is not only historical facts, but reflects outlook and expectations of CPFL Energia’s management. Words such as “believes”, “may”, “aims”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and other similar words are used to indicate estimates and forecasts. Forward-looking statements and estimates include information related to results and forecasts, strategy, financing plans, market competitive environment, sector’s conditions, potential growth opportunities and effects of future regulations and from competition. Such estimates and forecasts refer only to the moment they were made, and CPFL Energia has no obligation to publicly update or review any of these estimates due to new information available, future events or any other factor. Due to risks and uncertainties, estimate s and forward-looking statements in this report may not materialize.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.